Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Sells the Ophir Property in Utah

Vancouver, British Columbia, October 17, 2016 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the sale of five patented mining claims comprising its Ophir property in Utah (the “Property”), through its wholly owned subsidiary Bullion Monarch Mining Inc., to Kennecott Exploration Company (“Kennecott”), part of the Rio Tinto Group. The terms of the sale include a cash payment to EMX at closing, with the Company retaining a 2% NSR royalty on the Property.

Kennecott is actively conducting copper porphyry exploration in the Ophir mining district, and is a quality partner for what is now an EMX royalty property. EMX and Kennecott are also exploring the Company's Superior West porphyry copper project in Arizona under an Exploration and Option to Purchase Agreement. Please see www.eurasianminerals.com  for more information.

Commercial Terms. Upon closing of the sale of the Property:

  Kennecott has paid EMX US$75,000,

  EMX has retained a 2% NSR royalty, and

  EMX retains the rights to exploration data generated from the Property.

As a result of the sale, the Ophir Property has been added to EMX's royalty portfolio.

Property Overview. The Ophir Property's five patented mining claims total 57.42 acres and are located in the northern portion of the Ophir mining district, approximately 15 kilometers southwest of Rio Tinto’s Bingham Canyon mine. The Ophir district is characterized by silver-lead-zinc-copper replacement deposits and fissure veins hosted within carbonate sedimentary rocks and associated with monzonitic stocks and dikes. The Property contains several small-scale historic mines with dump material characterized by mineralization similar to other historic mines in the Ophir district. The district's silver and base metals mineralization may be a distal expression of associated porphyry copper mineralization at depth.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved disclosure of the technical information contained in this news release.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,”“intend,”“expect,”“anticipate,”“will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the six -month period ended June 30, 2016 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2015, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com